Exhibit 99.2

NANO DIMENSION LTD.

2 ILAN RAMON, NESS ZIONA, 7403635 ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD ON SEPTEMBER 7, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 7, 2023, at 3:00 pm, Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 5.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, September 7, 2023, at 5:00 pm. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals No. 1, 2 and 4 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Company’s Amended and Restated Articles of Association (the “Company’s Articles”), each of Proposals No. 3 and 5, described hereinafter requires the affirmative vote of shareholder present at the Meeting, in person or by proxy, by a majority of 70% of the voting power represented at the Meeting (the “Special Majority”).

Item 6 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the meeting, to Mr. Itay Mandel, the Company’s Global Head of Legal, or Mr. Tomer Pinchas, the Company’s Chief Operating Officer, e-mail address: itay.mandel@nano-di.com or tomer.p@nano-di.com, respectively, no later than July 31, 2023.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Itay Mandel, the Company’s Global Head of Legal, or Mr. Tomer Pinchas, the Company’s Chief Operating Officer, at 2 Ilan Ramon, Ness Ziona, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than August 28, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than September 2, 2023.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (12,161,244 Ordinary Shares) and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the Proxy Statement and voting material, during the Company’s business days and working hours, according to applicable law.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including adding items on the agenda, and there may be Position Statements which can be published. Therefore, to the extent there are changes, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent auditor firm until the next annual general meeting and authorized the Company’s Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of Somekh Chaikin as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Somekh Chaikin in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Somekh Chaikin as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

RE-ELECTION OR INITIAL ELECTION (AS APPLICABLE) OF THE COMPANY’S CLASS III DIRECTORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. The Company’s Amended and Restated Articles of Association (the “Company’s Articles”) provide that the Company may have at least three and not more than twelve directors.

The Company’s Board of Directors currently consists of nine (9) directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s Articles.

The Board of Directors has resolved to adopt the Nasdaq corporate governance exemption, and accordingly, the Company is not required to appoint external directors as such are defined in the Companies Law.

The Company’s Board Diversity Matrix pursuant to Nasdaq’s Rule 5605(f) is available on the Company’s website at the following address: investors.nano-di.com/governance-1

According to the Company’s Articles, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Amit Dror, Igal Rotem and Yoav Stern, whose current terms will expire at the Company’s 2024 annual general meeting of shareholders and upon the election (and qualification) of their respective successors;

(ii)	The Company’s Class II directors are Simon Anthony-Fried, Ron Elazar Kleinfeld and J. Christopher Moran, whose current terms will expire at the Company’s 2025 annual general meeting of shareholders and upon the election (and qualification) of their respective successors;

(iii)	The Company’s Class III directors are Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi, whose current terms will expire at the Meeting.

The Company’s Board of Directors has approved the nomination of each of the following for re-election as a Class III directors - Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi (the “Directors”). The Company’s Board of Directors recommends that shareholders re-elect each of the Directors as Class III directors, each for a three-year term (the “Nano Slate”). It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election, as the case may be, of each nominee as a Class III director.

On July 31, 2023, the Company received a request from Murchinson Ltd. representing Nomis Bay Ltd. (the “Proposing Shareholder”), a shareholder of the Company holding approximately 1.1% of its voting rights, and other ADS holders. The Proposing Shareholder requested to add the initial election of three alternate directors nominees to replace the Directors as Class III directors (the “Murchinson Slate”) as an item on the agenda of the Meeting. The Company’s Board of Directors determined to enable its shareholders to consider the Murchinson Slate proposed by the Proposing Shareholder.

Company Board of Directors Nominees for Re-election

Each of the nominees in Nano Slate, whose professional background is provided below, has advised the Company that they are willing, able and ready to serve as a Class III director if re-elected, as the case may be. Additionally, in accordance with the Companies Law, each of the nominees in Nano Slate has certified to the Company that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of either of the Directors.

In addition, the Nomination Committee and Board has determined that each of Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi is independent under the Nasdaq listing standards.

Subject to the re-election of. Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi, respectively, they will be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers insurance, all as previously approved in accordance with the Companies Law and the Company’s compensation policy.

Set forth below is certain biographical information regarding the background and experience for each nominee:

Mr. Yoav Nissan Cohen

Mr. Yoav Nissan-Cohen has served on our board of directors since December 2022. Mr. Nissan-Cohen’s career covers almost 40 years of scientific research, technology development, and executive management. He worked as a research scientist in General Electric’s Research and Development Center in New York from 1988 to 1991. In 1991, he joined National Semiconductor, and in 1993 he was one of the founders of Tower Semiconductor Ltd. (TLV: TSEM), where he served as chief executive officer, took the company public on the Nasdaq Capital Market, and built a $1.5 billion advanced semiconductor facility. Mr. Nissan-Cohen was a venture partner in a large VC fund, and later served as the chairman and chief executive officer of Amimon, Inc., a semiconductor company, from 2005 to 2013, providing the only solution for a zero-latency wireless camera link for various medical and other video applications. Mr. Nissan-Cohen has been an executive board member in Weebit Nano (ASX: WBT) since January 2018, a semiconductor company developing a new class of semiconductor memory chips, and the chairman of VisionLab Ltd., a company specializing in advanced vision-based solutions for industrial and military applications, as well as TeraCyte Analytics Ltd., a biotechnology company which developed a platform for high throughput temporal analysis of live single-cells, with breakthrough applications for research, discovery, and development of new drugs and therapies. Mr. Nissan-Cohen holds a Ph.D. in physics from the Hebrew University in Jerusalem.

Ms. Oded Gera

Mr. Oded Gera has served on our board of directors since April 2021. Mr. Gera has served as Senior Global Advisor in Rothschild & Co. Global Advisory from 2018. He is the former Chairman and Founder of Rothschild & Co. in Israel. Mr. Gera has served as Lord Jacob Rothschild’s Entrepreneur in Residence from 2004 to 2007, as well as an advisor to the board of directors of Robeco Sustainable Private Equity Fund from 1998 to 2006. Prior to his service at Rothchild & Co., Mr. Gera was the Chief Executive Officer of The Israel Diamond Exchange, which was subsequently bought by a public company in 1996. Previously, he was the founder and owner of the Oded Gera fashion house, which became a household name in Israel.

Ms. Channa (Hanny) Caspi

Ms. Channa (Hanny) Caspi has served on our board of directors since April 2022. Ms. Caspi is the Chief Executive Officer of C-OP Ltd., an international relations strategic consulting group, a position she has held since 2013. She had served for almost 30 years in the Israeli Defense Forces (IDF) from 1984 to 2013. She was the Head of the IDF International Defense Cooperation Department, designing international relations policy, expanding the security state connections and initiating, planning and organizing mutual activities with foreign defense forces - dialogues, visits and joint exercises. Prior to that, Ms. Caspi had served as the IDF Defense Attaché to The Netherlands, Belgium and Luxemburg and IDF representative to the North Atlantic Treaty Organization. She was credited for strengthening the cooperation between the IDF and the Netherlands Defense Forces, including expansion of the defense export and the relations between the Israeli and Dutch defense establishments. Ms. Caspi served from 1984 until 2007 in the IDF Attorney General Office as Head of the Legislation and Legal Advice Department. There, she had initiated and established a large-scale body for counseling and legislation to provide legal assistance in various subjects, which was integrated in the work of many military organizations. Ms. Caspi represented the IDF in the “Knesset” (Parliament), where she was involved in legislative processes and discussions, personally responsible for issuing legislations related to military activity. She was engaged in core legal issues with the Ministry of Justice and the Attorney General concerning petitions to the High Court of Justice. Ms. Caspi received a Bachelor of Law degree from the Bar-Ilan University, and is finalizing her thesis for a Master of Law degree from the Bar-Ilan University, and is a graduate of Tel Aviv University’s special program for medicine and law and a graduate of the “Mifne” program for Senior Military Management.

Murchinson Slate Nominees for Initial Election

The following biographical information regarding the individuals nominated by the Proposing Shareholder for initial election at the Meeting that appears further below, is based solely on materials submitted to our Company by the Proposing Shareholder. The Company takes no responsibility for its accuracy or completeness.

Robert (Bob) Pons, age 67, has served as President and Chief Executive Officer of Spartan Advisors, Inc., a management consulting firm specializing in telecom and technology companies, since January 2017. From May 2016 to December 2016, Mr. Pons served as Executive Vice President of PTGi-ICS, a wholly owned subsidiary of HC2 Holdings, Inc. (formerly NYSE: HCHC) (“HC2”) (formerly PTGi Holding, Inc. and Primus Telecommunications Group Inc.)(now Innovate Corp. (NYSE: VATE)), a publicly traded diversified holding company with an array of operating subsidiaries, including telecom/infrastructure, construction, energy, technology, gaming and life sciences. From May 2014 to May 2016, he served as Executive President of Business Development at HC2. From February 2011 to April 2014, Mr. Pons was Chairman of Live Micro Systems, Inc. (formerly Livewire Mobile), a comprehensive one-stop digital content solution for mobile carriers. From 2008 to 2011, Mr. Pons was Senior Vice President, Capital Markets, at TMNG Global (now Cartesian, Inc.), a global consulting firm to technology, media, communications and financial services companies. Prior to this, Mr. Pons served in a number of senior management roles in technology companies, including as President and Chief Executive Officer of Uphonia, Inc. (formerly SmartServ Online, Inc.), a wireless applications service provider, from 2003 to 2007, President of FreedomPay, Inc., a wireless device payment processing company, from 1999 to 2003, and President of Lifesafety Solutions, Inc., a software company catering to 911 call centers, from 1994 to 1999. Mr. Pons has also served on the boards of more than a dozen publicly traded companies, utilizing his more than 40 years of hands-on operating experience as a CEO and senior executive in high-growth companies and companies in need of turnaround strategies. Mr. Pons previously served on the Board of Directors of Seachange International Inc. (NASDAQ:SEAC) (“Seachange”), a global television and video advertising technology company, from February 2019 to July 2022 and as Chairman from November 2019 until he was appointed Executive Chairman from January 2021 until September 2021 and assumed the duties of Seachange’s principal executive officer while the company conducted a search for a new Chief Executive Officer, at which time Mr. Pons continued his prior role as Chairman of Seachange until July 2022. Additionally, Mr. Pons previously served on the Boards of Directors of CCUR Holdings, Inc. (OTCPK: CCUR)(formerly Concurrent Computer Corp), a financial services company, from June 2020 to June 2021 and from July 2012 to December 2018, Alaska Communications Inc. (formerly NASDAQ: ALSK), a telecommunications company, from May 2018 to May 2019, Inseego Corp. (NASDAQ: INSG) (formerly Novatel Wireless), a mobile wireless and cloud solutions company, from October 2014 to October 2019, HC2 from September 2011 to June 2016 and MRV Communications, Inc. (formerly NASDAQ: MRVC), a communications equipment and services company, from October 2011 to August 2017. Mr. Pons also previously served on the Boards of Directors of Arbinet Corporation, Proxim Wireless Corporation, Network-1 Technologies, Inc., and DragonWave-X. Mr. Pons holds a B.A. degree from Rowan University with Honors.

Phillip (Pinny) Borenstein, age 40, has served as a director, portfolio manager and partner at Hamilton Equity Partners LLC, a private equity firm, since March 2014. Mr. Borenstein founded and has served as a partner of Hamilton EQ Management LLC, a commercial real estate company, where he oversees M&A activity and manages its portfolio of commercial real estate and healthcare facilities with a value of over $500mm, since 2016. In addition, Mr. Borenstein raised the seed money and is an active partner and supporter of the Triumph Leadership Innovation group, an organization working to empower and develop young managers and entrepreneurs in Israel, since 2016. Mr. Borenstein earned a M.S. degree in accounting from Fairleigh Dickinson University, including research and studies relating to forensic reviews of public company financial reports, and a Bachelor of Talmudic Law from Yeshiva Shaar HaTorah.

Karen Sarid, age 72, has served as a director, including as Chair of the audit committee and a member of the compensation and executive committees of Brainsway Ltd., (NASDAQ,TASE: BWAY), a healthcare services company, since December 2017. Previously, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd., a medical products and services company, from March 2014 to July 2017 and she served as President of Alma Lasers Ltd., global innovator of laser, lightbased, radiofrequency and ultrasound solutions for the aesthetic and surgical markets, from January 2012 to August 2013. Over the span of her career, Ms. Sarid has served in various senior-level operations, sales, financial and strategic roles and she received the CFO of the year in Israel of the CFO organization and the head of economic activities in Israel, in 1998. Ms. Sarid holds a BA in Economics and Accounting from the University of Haifa.

Reasons for Voting FOR Nano Slate Instead of Murchinson Slate

●	Nano’s nominees – seven of whom are independent – are exceptionally qualified directors with diverse skills and decades of expertise across the 3D printing and digital-cloud-manufacturing industry, as well as in technology, capital markets, corporate finance, M&A and strategic business development in the U.S., Europe and Israel.
●	All of Nano’s nominees have strong track records of value creation and have previously served as CEOs or in “C-suite” positions, through which they have created demonstrable increases in long-term shareholder value.
●	Under the guidance of Nano’s Board, Nano is executing on a focused growth strategy buoyed by strong fundamentals – this includes a disciplined, diligently developed M&A strategy focused on driving synergy value and delivering strong organic growth. This has resulted in revenue growth of 12x between 2020 and 2022 and is underpinned by a disciplined approach to capital allocation, taking advantage of opportunistic M&A, whilst maintaining prudent multiples and not overpaying as has been the case with so many of its competitors.

Considerations Against Murchinson Slate

●	Murchinson is an eccentric family hedge fund with a history of dubious behavioral patterns – including stock manipulations, violations of law, and legal proceedings with regulatory authorities – and has launched a disruptive and damaging campaign that jeopardizes substantial long-term value for all Nano shareholders.
●	Murchinson’s goal is to remove 9 directors – 7 of whom are independent – all of whose skills are critical to Board oversight.
●	Murchinson has presented no strategic plan and no vision for Nano’s future. Their actions are motivated by a desire to elevate their own profile and make a quick profit by liquidating Nano at the expense of substantial long-term value creation potential for other shareholders.
●	Murchinson’s nominees cannot be deemed independent given that Murchinson has committed to paying each of its nominees $50,000 on a non-refundable basis simply for agreeing to stand for election.

The appointment of Murchinson’s nominees would result in a majority of U.S. directors on Nano’s Board. Under Nasdaq rules, Nano would no longer be exempt as a Foreign Private Issuer and would be subject to U.S. company disclosure obligations. This change in Nano’s status would increase its costs dramatically.

Pursuant to Proposal 2, the Company will bring to its shareholders the following two resolutions, as to which shareholder may vote “FOR” only one of the two proposed resolutions, or abstain on the proposal (shareholders may not vote “AGAINST” either resolution):

a.	RESOLVED, to approve the re-election to serve as directors of Nano Dimension Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Nano Slate”, as Class III directors until the third annual general meeting of shareholders following such re-election and until he or she ceases to serve in office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier: Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi;

or

b.	RESOLVED, to approve the election to serve as directors of Nano Dimension Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Murchinson Slate”, as Class III directors until the 2026 annual general meeting of Nano’s shareholders following such initial election and until he or she ceases to serve in office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier: Robert Pons, Phillip Borenstein and Karen Sarid.

The slate of nominees that receives more votes “FOR” will be deemed re-elected or elected (as applicable), having received a majority of the votes cast on the proposal (as there will be no option of voting “AGAINST” either slate). Abstentions and broker non-votes, if any, will be disregarded in determining which of the slates has received a Simple Majority and will therefore have no impact on the outcome of voting on Proposal 2.

The Board of Directors unanimously recommends a vote FOR the foregoing resolution re-electing the Nano Slate, consisting of Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi.

The Board of Directors furthermore unanimously recommends that you disregard the Murchinson slate, and that you also disregard any proxy materials that you may receive from, or be directed to by, the Proposing Shareholder, including any proxy statement or proxy card.

PROPOSAL 3
TO AMEND ARTICLE 39 OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION.

On July 31, 2023, the Proposing Shareholder requested the Company’s shareholders to adopt resolution at the Meeting:

“RESOLVED, that Article 39 of the Company’s Articles is hereby amended and restated to read as follows:

“(a) Except for the External Directors if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), Directors shall be elected at a General Meeting and shall hold office until the next Annual General Meeting held following their election and until their successors have been duly elected and qualified or until such earlier time as such Director’s office is vacated.

(b) Prior to every General Meeting of the Company at which Directors are to be elected, the Board of Directors (or a Committee thereof) may select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(c) Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election or appointment as Director (such person, an “Alternate Nominee”), may so request provided that it complies with 145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5 Tel. +1 416 845 0666 Fax +1 416 981 7333 this Article 39(c) and Article 25 and applicable law. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings; and (iv) a declaration signed by each Alternate Nominee as required under the Companies Law for the appointment of such an Alternate Nominee. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(c) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(d) The Nominees or Alternate Nominees shall be elected or appointed by a resolution adopted at the General Meeting at which they are subject to election or appointment.

(e) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors (if any) shall be only in accordance with the applicable provisions set forth in the Companies Law.

(f) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to External Directors (if any), whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

(g) For the sake of clarity, with respect to the Annual General Meeting to be held in 2023 (the “2023 AGM”), the following shall apply: (i) any Directors elected or appointed by the Shareholders at the 2023 AGM, whether as Class III directors or otherwise, shall hold office until the next Annual General Meeting and until their successors have been duly elected and qualified or until such earlier time as such Director’s office is vacated, and (ii) any Directors elected or appointed by the Shareholders prior to the 2023 AGM shall, unless removed at the 2023 AGM, hold office until the next General Meeting and until their successors have been duly elected and qualified or until such earlier time as such Director’s office is vacated.”

The amendment of article 39 of the Company’s Articles requires the affirmative vote of a Special Majority (as defined above).

The Board of Directors unanimously recommends a vote AGAINST the above proposal.

PROPOSAL 4
AMEND ARTICLE 42 OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION

On July 31, 2023, the Proposing Shareholder requested the Company’s shareholders to adopt resolution at the Meeting:

“RESOLVED, that the provisions of Article 42 (other than, for the sake of clarity, Article 42(e)) of the Company’s Articles are hereby amended and restated to read as follows:

“The office of a Director shall be vacated and he or she shall be dismissed or removed: (a) ipso facto, upon his or her death; (b) if he or she is prevented by applicable law from serving as a Director; (c) if he or she is declared bankrupt; (d) if the Board determines that due to his or her mental or physical state he or she is unable to serve as a director; (e) […]; (f) by a resolution adopted at a General Meeting by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Such removal shall become effective on the date fixed in such resolution; (g) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; (h) with respect to an External Director, and notwithstanding anything to the contrary 145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5 Tel. +1 416 845 0666 Fax +1 416 981 7333 herein, only pursuant to applicable law; or (i) if his or her office is vacated by virtue of the order or decision of a competent court (in a litigation to which the Company is a party). Such removal shall become effective on the date fixed by the court order or decision.”

The amendment of article 42 of the Company’s Articles requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote AGAINST the above proposal.

PROPOSAL 5

REMOVAL OF CERTAIN DIRECTORS FROM OFFICE.

On July 31, 2023, the Proposing Shareholder requested the Company’s shareholders to adopt resolution at the Meeting:

“RESOLVED: to remove Mr. Yoav Stern from the Board of Directors;

RESOLVED THAT: to remove Mr. Igal Rotem from the Board of Directors;

RESOLVED THAT: to remove Mr. Amit Dror from the Board of Directors;

RESOLVED THAT: to remove Mr. Simon Anthony-Fried from the Board of Directors;

RESOLVED THAT: to remove Mr. J. Christopher Moran from the Board of Directors; and

RESOLVED THAT: to remove Mr. Ron Elazar Kleinfeld from the Board of Directors.

The removal of certain directors from office requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote AGAINST the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND THE ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2022, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 20221, filed with the SEC on March 30, 2023, are available on the Company’s website at the following address:

https://investors.nano-di.com/financial-info

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2022.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as companies incorporated in states in the United States whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, AS AMENDED, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT, AS AMENDED, IS DATED AUGUST 7, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 7, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yoav Stern, Chairman of the Board of Directors

[1]	Including details regarding compensation granted to the Company’s five most highly compensated officers and directors during or with respect to the year ended December 31, 2022.